Exhibit 99.1

Wix Reports Fourth Quarter and Full Year 2021 Results

●	Creative Subscriptions ARR crosses $1 billion

●	Revenue generated through partners[1] in 2021 was $257M, up 75% y/y and up nearly 3x over 2019 as Wix attracts more agencies, freelancers and B2B partners with improved products and exceptional support

●	Transaction revenue[2] in 2021 was $130M, up 134% y/y driven primarily by Wix Payments as businesses across the world increasingly choose Wix as their full operating system

●
Q1'21 user cohort generated 19% and 36% more in bookings[3] than Q1’20 and Q1’19 user cohorts, respectively, driven by strong conversion of users to subscriptions, consistent retention and increased monetization

NEW YORK, February 16, 2022 - Wix.com Ltd. (Nasdaq: WIX),  a leading global SaaS platform to create, manage and grow an online presence, today reported strong financial results for the fourth quarter and full year ended December 31, 2021. In addition, the Company provided its initial outlook for the first quarter of 2022.

“2020 and 2021 brought unprecedented changes, challenges and opportunities for almost every business worldwide due to uncertainty and volatility brought on by the pandemic. Now, as we enter our third year of COVID-19, the world has begun to transition once again,” said Avishai Abrahami, Co-founder and CEO of Wix. “We exited 2021 with fundamentals of our business at much higher levels than when we entered the pandemic, positioning us for success in the coming years, and we are clear on what needs to be done to maintain this momentum. We are putting our best foot forward to increase our growth by expanding our market leadership with self-creators, strengthening our reach through partners, and doubling down on our commerce platform.”

"The investments made over the last two years in our growth initiatives are beginning to generate growth. For 2022, we expect modest improvement in free cash flow margin with much more meaningful improvement to come in 2023,” added Lior Shemesh, CFO of Wix.

1 We define partners revenue as revenue generated through agencies and freelancers that build sites or applications for other users as well as revenue generated through B2B partnerships, such as Vistaprint or NTT. We identify agencies and freelancers building sites or applications for others using multiple criteria including but not limited to the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used, among other criteria. Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions segments.
2 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
3 Beginning with this earnings release, we are renaming our prior “collections” measure as“bookings”. This is merely a terminology adjustment and does NOT change the calculation or the components previously comprising this measure. Past years’ reported collections results are directly comparable to bookings. We believe that the term bookings better reflects this measure as it includes not only cash collected by us but also unbilled contractual obligations we secure from partners.

Q4 2021 Financial Results

●	Total revenue in the fourth quarter of 2021 was $328.3 million, up 16% y/y
○	Creative Subscriptions revenue in the fourth quarter of 2021 was $246.7 million, up 15% y/y
○	Business Solutions revenue in the fourth quarter of 2021 was $81.7 million, up 19% y/y
●	Transaction revenue in the fourth quarter of 2021 was $36.1 million, up 35% y/y

●	Partners revenue in the fourth quarter of 2021 was $73.3 million, up 53% y/y

●	Creative Subscriptions ARR was $1.010 billion as of the end of the fourth quarter of 2021, an increase of 15% y/y

●	Total bookings in the fourth quarter of 2021 were $351.6 million, up 15% y/y
○	Creative Subscriptions bookings in the fourth quarter of 2021 were $264.0 million, up 12% y/y, including a change in unbilled contractual obligations of $11.6 million
○	Business Solutions bookings in the fourth quarter of 2021 were $87.5 million, up 25% y/y

●	Total gross margin on a GAAP basis in the fourth quarter of 2021 was 61%
○	Creative Subscriptions gross margin on a GAAP basis was 75%
○	Business Solutions gross margin on a GAAP basis was 17%

●	Total non-GAAP gross margin in the fourth quarter of 2021 was 62%
○	Creative Subscriptions gross margin on a non-GAAP basis was 77%
○	Business Solutions gross margin on a non-GAAP basis was 19%

●	GAAP net loss in the fourth quarter of 2021 was $(111.0) million, or $(1.94) per share
○
Includes approximately $12.5 million of unrealized losses, net of taxes, from our equity investments, primarily attributed to the decrease in share price of monday.com (Nasdaq: MNDY), which was excluded from non-GAAP results

●	Non-GAAP net loss in the fourth quarter of 2021 was $(21.1) million, or $(0.37) per share

●	Net cash provided by operating activities in the fourth quarter of 2021 was $21.0 million, while capital expenditures totaled $13.7 million, leading to free cash flow of $7.3 million
○	Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $17.4 million, a decrease of 27% y/y

FY 2021 Financial Results

●	Total revenue for the full year 2021 was $1.270 billion, up 29% y/y
○	Creative Subscriptions revenue for the full year 2021 was $950.3 million, up 21% y/y
○	Business Solutions revenue for the full year 2021 was $319.4 million, up 59% y/y
●	Transaction revenue for the full year 2021 was $130.3 million, up 134% y/y and up ~12x from the full year 2019
○	Partners revenue for the full year 2021 was $256.6 million, up 75% y/y and up 199% from the full year 2019

●	Total bookings for the full year 2021 were $1.419 billion, up 29% y/y
○	Creative Subscriptions bookings for the full year 2021 were $1.088 billion, up 22% y/y, including a change in unbilled contractual obligations of $66.8 million
○	Business Solutions bookings for the full year 2021 were $330.9 million, up 57% y/y

●	Total gross margin on a GAAP basis for the full year 2021 was 62%
○	Creative Subscriptions gross margin on a GAAP basis was 76%
○	Business Solutions gross margin on a GAAP basis was 20%

●	Total non-GAAP gross margin for the full year 2021 was 63%
○	Creative Subscriptions gross margin on a non-GAAP basis was 77%
○	Business Solutions gross margin on a non-GAAP basis was 22%

●	GAAP net loss for the full year 2021 was $(117.2) million, or $(2.06) per share
○
GAAP net loss in 2021 included realized and unrealized gains, net of taxes, of approximately $210.5 million in FY 2021 from our equity investments, primarily attributed to the decrease in share price of monday.com (Nasdaq: MNDY), which were excluded from non-GAAP results

●	Non-GAAP net loss for the full year 2021 was $(79.0) million, or $(1.39) per share

●	Net cash provided by operating activities for the full year 2021 was $65.7 million, while capital expenditures totaled $37.7 million, leading to free cash flow of $28.0 million
○	Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $51.4 million

●	Added 478 thousand net premium subscriptions in full year 2021 to reach 6.0 million as of December 31, 2021, a 9% increase over the total number of premium subscriptions at December 31, 2020

●	Registered users as of December 31, 2021 were 222 million, representing a 13% increase compared to December 31, 2020

Financial Outlook

We have experienced a much higher level of volatility in demand for online services over the last year and a half due to COVID. As a result, we are not able to forecast our business with the same level of confidence as we have historically been able to pre-COVID, even as fundamentals remain strong. Given this volatility and continued uncertainty, we are adjusting our current guidance practice.

As long as we are in a period of heightened volatility, we will not be providing annual guidance for bookings, revenue or free cash flow. We will issue quarterly guidance for total revenue to provide updates on our progress to drive growth. We will also provide additional color around forward expectations in our quarterly earnings releases.

As of today, we expect total revenue in Q1 2022 to be $338M - $343M, representing 11% - 13% y/y growth. Given Q1 2021 saw revenue grow 41% y/y, it is the most difficult y/y comparable we face in 2022, and we expect y/y growth of total revenue to accelerate each quarter through the end of 2022.

FCF plan for the next two years

Our business has evolved tremendously over the past 3-5 years as Wix expanded into new markets, new products and new services. In order to get to where we are today, and more importantly, continue to evolve and drive profitable growth, over the last two years, we have made meaningful investments in our business across all fronts, particularly in customer care, technology infrastructure, partners and Wix Payments. These initiatives are still in their early stages of growth, and we expect more growth in the future.

We estimate these incremental investments lowered our free cash flow by approximately $80 million in 2020 and $110 million in 2021.

These growth investments enabled us to put in place the headcount and infrastructure needed to generate long term revenue growth. While we have begun to see the early stages of top-line growth from these initiatives, we believe there is much more to come.

We do not need to invest in our new growth initiatives in 2022 or subsequent years at the same level we have the past two years. Combined with the anticipated revenue growth of these new initiatives and operating leverage, we expect FCF margins (excluding capex related to our new HQ build-out) to increase to approximately 5% of revenue in 2022 and to approximately 8-10% of revenue in 2023.

Conference Call and Webcast Information

Wix will host a conference call at 8:30 a.m. ET on Wednesday, February 16, 2022 to answer questions about the financial and operational performance of the business for the fourth quarter and full year ended December 31, 2021. The conference call will include a brief statement by management and will focus on answering questions about our results during the quarter. To enhance the Q&A portion of this call, the Company has posted a shareholder update and supporting slides to its Investor Relations website at https://investors.wix.com/. These materials provide shareholders and analysts with additional detail for analyzing results in advance of the quarterly conference call.

To participate on the live call, analysts and investors should dial +1 (877) 667-0467 (US/Canada), +1 (346) 354-0953 (International) or 1-809-315-362 (Israel) at least ten minutes prior to the start time of the call and reference Conference ID 6553878. A telephonic replay of the call will be available through February 23, 2022 at 11:30 a.m. ET by dialing +1 (855) 859-2056 and providing Conference ID 6553878.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based website development platform for over 220 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, Editor X, a curated App Market, Ascend by Wix and Velo by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Austin, Be'er Sheva, Berlin, Cedar Rapids, Denver, Dnipro, Dublin, Kyiv, Kraków, Los Angeles, Miami, New York, Phoenix, San Francisco, São Paulo, Tokyo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest.
Download: Wix App is available for free on Google Play and in the App Store.
For more about Wix please visit our Press Room

Non-GAAP Financial Measures and Key Operating Metrics

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings,, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or FX neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by registered users as well, cash we collect for payments and additional products and services, as well as payments due to us under the terms of contractual agreements for obligations we have fulfilled. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognised as revenues upon receipt. Committed payments are recognised as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR), Business Solutions ARR and Gross Payment Volume (GPV) as key operating metrics. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations; (ii) the average revenue per month from domain registrations; (iii) monthly revenue from partnership agreements. Business Solutions ARR is calculated as Business Solutions MRR multiplied by 12. Business Solutions MRR is calculated as the total of all active subscriptions to Ascend, G-Suite, TPAs, FB Ads or Wix apps products in effect on the last day of the period, multiplied by the monthly revenue of such subscriptions. GPV includes the total value, in US dollars, of transactions facilitated by our platform.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to attract and retain registered users and generate new premium subscriptions; our ability to increase the revenue we derive from the sale of premium subscriptions and business solutions through our partners; our expectation that new products and developments, including third-party products offered within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that long-term agreements with partners will become a more significant part of our business in the future and that the expected accounts receivable from such long term partners agreement will ultimately be received; our assumption that historical user behavior can be extrapolated to predict future user behavior; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our ability to maintain and enhance our brand and reputation; our ability to attract and retain qualified employees and key personnel; our ability to enter into new markets and attract new customer demographics, including new partners; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; the impact of fluctuations in foreign currency exchange rates on our business; our ability to effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; the integration and performance of acquisitions; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our ability to effectively manage the growth of our infrastructure; the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides and the anticipated GPV on our platform, the effectiveness of government policies, vaccine administration rates and other factors; changes to technologies used in our solutions; any regulatory investigations or litigation; our expectations regarding changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and other factors discussed under the heading “Risk Factors” in the Company’s 2020 annual report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2021. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Immaterial prior year adjustment

We revised the previously reported financial statements to reflect revenue recognition timing differences related to the sale of Google Workspace solutions. This revision has an immaterial impact on previously issued financial statements.

Investor Relations:
ir@wix.com

Media Relations:
pr@wix.com

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Revenue
Creative Subscriptions	$213,745	$246,669	$783,456	$950,299
Business Solutions	68,789	81,673	200,911	319,358
	282,534	328,342	984,367	1,269,657

Cost of Revenue
Creative Subscriptions	50,278	60,789	167,539	232,619
Business Solutions	53,029	68,010	145,480	255,960
	103,307	128,799	313,019	488,579

Gross Profit	179,227	199,543	671,348	781,078

Operating expenses:
Research and development	89,625	116,329	320,278	424,937
Selling and marketing	109,629	124,560	438,210	512,027
General and administrative	35,433	56,926	111,915	169,648
Total operating expenses	234,687	297,815	870,403	1,106,612
Operating loss	(55,460)	(98,272)	(199,055)	(325,534)
Financial income (expenses), net	56,551	(16,868)	47,059	271,943
Other income	34	391	118	584
Income (loss) before taxes on income	1,125	(114,749)	(151,878)	(53,007)
Taxes on income	12,548	(3,730)	14,989	64,202
Net loss	$(11,423)	$(111,019)	$(166,867)	$(117,209)

Basic and diluted net loss per share	$(0.20)	$(1.94)	$(3.07)	$(2.06)
Basic and diluted weighted-average shares used to compute net loss per share	55,809,471	57,103,278	54,425,056	57,004,154

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	December 31,
	2020	2021
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$168,858	$451,355
Short term deposits	577,138	411,687
Restricted cash and deposit	925	7,012
Marketable securities	289,927	456,515
Trade receivables	23,670	30,367
Prepaid expenses and other current assets	40,666	32,877
Total current assets	1,101,184	1,389,813

Long Term Assets:
Property and equipment, net	35,863	50,437
Marketable securities	536,877	387,341
Prepaid expenses and other long-term assets	87,680	41,554
Intangible assets and goodwill, net	43,516	89,547
Operating lease right-of-use assets	88,406	101,095
Total long-term assets	792,342	669,974

Total assets	$1,893,526	$2,059,787

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$79,881	$114,584
Employees and payroll accruals	70,814	83,251
Deferred revenues	409,698	484,446
Accrued expenses and other current liabilities	48,769	62,816
Operating lease liabilities	22,336	29,201
Total current liabilities	631,498	774,298

Long term deferred revenues	50,867	59,966
Long term deferred tax liability	15,343	72,803
Convertible notes, net	834,440	922,974
Other long term liabilities	-	2,267
Long term operating lease liabilities	74,187	81,764
Total long term liabilities	974,837	1,139,774

Total liabilities	1,606,335	1,914,072

Shareholders' Equity
Ordinary shares	107	111
Additional paid-in capital	862,134	994,795
Treasury Stock	-	(199,997)
Accumulated other comprehensive income	9,406	(1,056)
Accumulated deficit	(584,456)	(648,138)
Total shareholders' equity	287,191	145,715

Total liabilities and shareholders' equity	$1,893,526	$2,059,787

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(11,423)	$(111,019)	$(166,867)	$(117,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,789	3,524	14,610	13,929
Amortization	619	462	2,577	4,952
Share based compensation expenses	42,706	71,294	147,313	221,391
Amortization of debt discount and debt issuance costs	11,411	1,298	29,954	5,298
Decrease (increase) in accrued interest and exchange rate on short term and long term deposits	(69)	85	(43)	(20)
Amortization of premium and discount and accrued interest on marketable securities, net	2,532	1,642	4,471	7,843
Gain on equity securities	-	17,718	-	(166,323)
Deferred income taxes, net	15,506	(6,760)	12,089	54,454
Changes in operating lease right-of-use assets	4,514	9,474	17,867	28,441
Changes in operating lease liabilities	(2,613)	(7,013)	(15,807)	(26,688)
Increase in trade receivables	(511)	(2,379)	(6,457)	(6,250)
Decrease (increase) in prepaid expenses and other current and long-term assets	(60,598)	3,029	(89,386)	(98,468)
Increase in trade payables	10,324	20,896	41,967	26,595
Increase (decrease) in employees and payroll accruals	(12,382)	6,872	25,326	19,391
Increase in short term and long term deferred revenues	23,847	11,593	117,664	82,361
Increase in accrued expenses and other current liabilities	898	325	12,771	15,988
Net cash provided by operating activities	28,550	21,041	148,049	65,685
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	93,000	285,000	294,225	732,015
Investment in short-term deposits and restricted deposits	(129,790)	(155,500)	(577,000)	(572,631)
Investment in marketable securities	(64,940)	(29,377)	(763,581)	(29,377)
Proceeds from marketable securities	77,320	50,633	277,335	312,201
Purchase of property and equipment	(5,268)	(12,789)	(18,403)	(35,770)
Capitalization of software development costs	(112)	(913)	(450)	(1,930)
Investment in other long-term assets	-	-	(5,643)	-
Proceed from equity securities	-	-	-	18,771
Payment for Businesses acquired, net of acquired cash	-	(115)	(6,626)	(42,729)
Proceed from investments in privately held companies	1,098	-	1,098	-
Purchases of investments in privately held companies	(400)	(181)	(1,185)	(3,681)
Net cash provided by (used in) investing activities	(29,092)	136,758	(800,230)	376,869
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	10,944	6,389	39,649	39,943
Purchase of treasury stock	-	-	-	(200,000)
Proceeds from issuance of convertible senior notes	-	-	575,000	-
Payments of debt issuance costs	-	-	(15,713)	-
Purchase of capped call	-	-	(46,000)	-
Net cash provided by (used in) financing activities	10,944	6,389	552,936	(160,057)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,402	164,188	(99,245)	282,497
CASH AND CASH EQUIVALENTS—Beginning of period	158,456	287,167	268,103	168,858
CASH AND CASH EQUIVALENTS—End of period	$168,858	$451,355	$168,858	$451,355

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Creative Subscriptions	213,745	246,669	783,456	950,299
Business Solutions	68,789	81,673	200,911	319,358
Total Revenue	$282,534	$328,342	$984,367	$1,269,657

Creative Subscriptions	236,420	264,038	891,240	1,087,879
Business Solutions	69,961	87,518	210,791	330,944
Total Bookings	$306,381	$351,556	$1,102,031	$1,418,823

Free Cash Flow	$23,170	$7,339	$129,196	$27,985
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$23,962	$17,386	$131,658	$51,434
Creative Subscriptions ARR	$878,036	$1,009,576	$878,036	$1,009,576

Wix.com Ltd.
RECONCILIATION OF REVENUE TO BOOKINGS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Revenue	$282,534	$328,342	$984,367	$1,269,657
Change in deferred revenue	23,847	11,593	117,664	82,361
Change in unbilled contractual obligations	-	11,621	-	66,805
Bookings	$306,381	$351,556	$1,102,031	$1,418,823

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Creative Subscriptions Revenue	$213,745	$246,669	$783,456	$950,299
Change in deferred revenue	22,675	5,748	107,784	70,775
Change in unbilled contractual obligations	-	11,621	-	66,805
Creative Subscriptions Bookings	$236,420	$264,038	$891,240	$1,087,879

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Business Solutions Revenue	$68,789	$81,673	$200,911	$319,358
Change in deferred revenue	1,172	5,845	9,880	11,586
Business Solutions Bookings	$69,961	$87,518	$210,791	$330,944

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Year Ended
	December 31,
	2019	2020	2021

Q1 Cohort revenue	30	44	53
Q1 Change in deferred revenue	22	16	18
Q1 Cohort Bookings	$52	$60	$71

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenue	$3,172	$4,095	$9,127	$15,462
Research and development	22,170	28,028	76,883	102,056
Selling and marketing	6,774	9,483	22,845	33,853
General and administrative	10,590	29,688	38,458	70,020
Total share based compensation expenses	42,706	71,294	147,313	221,391
(2) Amortization	619	462	2,577	4,952
(3) Acquisition related expenses	1,686	2,045	5,811	8,680
(4) Amortization of debt discount and debt issuance costs	11,411	1,298	29,954	5,298
(5) Sales tax accrual and other G&A expenses (income)	2,810	320	4,299	1,692
(6) Unrealized gain (loss) on equity and other investments	(66,709)	16,195	(66,709)	(267,831)
(7) Non-operating foreign exchange expenses (income)	1,925	2,013	2,352	6,711
(8) Provision for income tax effects related to non-GAAP adjustments	15,343	(3,725)	15,343	57,283
Total adjustments of GAAP to Non GAAP	$9,791	$89,902	$140,940	$38,176

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Gross Profit	$179,227	$199,543	$671,348	$781,078
Share based compensation expenses	3,172	4,095	9,127	15,462
Acquisition related expenses	260	97	765	484
Amortization	90	645	316	2,030
Non GAAP Gross Profit	182,749	204,380	681,556	799,054

Non GAAP Gross margin	65%	62%	69%	63%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$163,467	$185,880	$615,917	$717,680
Share based compensation expenses	2,386	3,026	7,140	11,446
Non GAAP Gross Profit - Creative Subscriptions	165,853	188,906	623,057	729,126

Non GAAP Gross margin - Creative Subscriptions	78%	77%	80%	77%

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$15,760	$13,663	$55,431	$63,398
Share based compensation expenses	786	1,069	1,987	4,016
Acquisition related expenses	260	97	765	484
Amortization	90	645	316	2,030
Non GAAP Gross Profit - Business Solutions	16,896	15,474	58,499	69,928

Non GAAP Gross margin - Business Solutions	25%	19%	29%	22%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Operating loss	$(55,460)	$(98,272)	$(199,055)	$(325,534)
Adjustments:
Share based compensation expenses	42,706	71,294	147,313	221,391
Amortization	619	462	2,577	4,952
Sales tax accrual and other G&A expenses (income)	2,810	320	4,299	1,692
Acquisition related expenses	1,686	2,045	5,811	8,680
Total adjustments	$47,821	$74,121	$160,000	$236,715

Non GAAP operating loss	$(7,639)	$(24,151)	$(39,055)	$(88,819)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Net loss	$(11,423)	$(111,019)	$(166,867)	$(117,209)
Share based compensation expense and other Non GAAP adjustments	9,791	89,902	140,940	38,176
Non-GAAP net loss	$(1,632)	$(21,117)	$(25,927)	$(79,033)

Basic and diluted Non GAAP net loss per share	$(0.03)	$(0.37)	$(0.48)	$(1.39)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	55,809,471	57,103,278	54,425,056	57,004,154

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Net cash provided by operating activities	$28,550	$21,041	$148,049	$65,685
Capital expenditures, net	(5,380)	(13,702)	(18,853)	(37,700)
Free Cash Flow	$23,170	$7,339	$129,196	$27,985

Capex related to future Wix HQ office build-out	792	10,047	2,462	23,449
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$23,962	$17,386	$131,658	$51,434

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(unaudited)		(unaudited)

Basic and diluted weighted-average shares used to compute net loss per share	55,809,471	57,103,278	54,425,056	57,004,154

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	4,621,780	4,720,600	4,621,780	4,720,600
Restricted share units	2,078,427	2,225,516	2,078,427	2,225,516
Convertible Notes (if-converted)	4,530,284	3,969,514	4,530,284	3,969,514
	67,039,962	68,018,908	65,655,547	67,919,784